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September 23, 2016

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KHosokawa@mofo.com

VIA EDGAR

Ms. Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan International Cooperation Agency

Draft Registration Statement under Schedule B

Submitted September 2, 2016

CIK No. 377-01353

Dear Ms. Aldave:

On behalf of Japan International Cooperation Agency (“JICA”), we are responding to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 13, 2016, relating to the draft registration statement under Schedule B submitted to the Staff on a confidential basis on September 2, 2016. On behalf of JICA, we wish to thank you and the other members of the Staff for your prompt review of the September 2 filing. We have enclosed herewith for confidential review by the Staff clean and marked copies of a revised registration statement.

The responses of JICA to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comments in bold face type and provided JICA’s responses in regular type immediately following each comment. The page number references relate to the marked version of the revised draft registration statement.

In addition to the revisions in response to the Staff’s comments, JICA has updated certain portions of the draft registration statement. In particular, JICA has made additions to the disclosure relating to JICA’s operations in “Japan International Cooperation Agency” and made certain updates to the “Japan” section to reflect statistical data made publicly available subsequent to the September 2 filing. Other sections of the draft registration statement, including the exhibits thereto, have also been updated to incorporate input from a variety of working group parties, including the underwriters, fiscal agent, auditors and local counsel.

JICA has also revised the signatories listed on page II-3 of Part II of the registration statement to reflect JICA’s management structure. Pursuant to the statutory framework applicable to JICA and other incorporated administrative agencies in Japan, ultimate decision-making authority for JICA’s operations and management inheres in the President, as there is no officially constituted board of directors. Thus, JICA believes that, for purposes of Section 6(a) of the Securities Act, the President’s signature shall meet the requirement that a registration statement be signed by a “majority of the persons . . . having the power of management of the issuer”.

Ms. Tonya K. Aldave

September 23, 2016

Page Two

Japan

General, page 20

1.	We note your response to our prior comment 6 and reissue in part. We note that JFY 2015 statistical data in the first table on page 30 differs from the data for the same period in the table on page 12 of Japan’s Form 18-K. Please explain why these numbers are different or revise for consistency.

Response: In response to the Staff’s comment, JICA has revised the disclosure in the first table on page 34 for consistency with page 12 of Japan’s most recent Annual Report on Form 18-K (the “Form 18-K”). For purposes of supporting the revised figures, JICA relied on the same underlying data source and calculation methodology that were used in the preparation of the Form 18-K. JICA acknowledges that certain JFY 2015 numbers in the revised table on page 34 continue to differ from the numbers in the Form 18-K. These differences are explained by the data publication timeline of the Customs and Tariff Bureau of the Ministry of Finance, which is the Japanese government body responsible for the publication of trade statistics. Customarily, the Customs and Tariff Bureau makes a provisional announcement of trade statistics for a given fiscal year soon after the end of such fiscal year. The provisional data are subject to further evaluation and, if necessary, revised data are released in supplementary announcement(s) throughout the year. Because the source data underlying the information that JICA presents on page 34 are based on the Customs and Tariff Bureau’s most recent supplementary announcement of trade statistics for JFY 2015, JICA believes that the numbers in the enclosed draft of the registration statement represent the most up-to-date publicly available information pertaining to Japan’s trade statistics.

International Trade Agreements, page 22

2.	We note your response to our prior comment 15 and reissue in part. Please discuss Japan’s material international trade agreements including, for example, the nature of Japan’s obligations under them. We note that your added disclosure merely lists international treaties and other agreements of which Japan is a member.

Response: In response to the Staff’s comment, JICA has revised the disclosure on page 26.

*    *    *    *    *

Ms. Tonya K. Aldave

September 23, 2016

Page Three

If you have any questions regarding this submission or matters set forth in this letter, please contact Kenji Hosokawa in the Tokyo office of Morrison & Foerster LLP at 81-3-3214-6932 or KHosokawa@mofo.com. Thank you very much for your kind consideration of this matter.

Sincerely yours,

/s/ Kenji Hosokawa
Kenji Hosokawa

cc:	Mr. Masanori Yoshikawa

Ms. Ruri Hidano

Mr. Satoshi Hamano

(Japan International Cooperation Agency)

David M. Lynn

Takuyo Furukawa

(Morrison & Foerster LLP)

Kenji Taneda

Ken Kiyota

(Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures